Exhibit 99.3
Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.
The Board of Directors ("the Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee ("the Committee").
The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external and internal auditors; risk management processes; financing plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Benita Warmbold Chair of the Audit, Finance and Risk Committee March 8, 2024	Rich Sumner President and Chief Executive Officer	Dean Richardson Senior Vice President, Finance and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recognition and Measurement of Uncertain Tax Positions
As discussed in Notes 6(c) and 16 to the consolidated financial statements, the Company has identified and, in certain cases, recognized uncertain tax positions (tax positions) including associated interest and penalties. As discussed in Note 2(q) to the consolidated financial statements, uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Given the complexity, the Company engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time.
We identified the assessment of the recognition and measurement of uncertain tax positions as a critical audit matter. Complex auditor judgment was required to evaluate the Company’s interpretation of tax law and its identification and determination of the ultimate resolution of its tax positions. Additionally, the evaluation of the recognition and measurement of the Company's uncertain tax positions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process for recognizing uncertain tax positions. This included controls related to the interpretation of tax law and identification of tax positions, the determination of the probability that the tax authorities would accept the Company's tax positions, and the estimation of reserves recorded for tax positions. We involved domestic and international tax professionals with specialized skills and knowledge, who assisted in assessing the Company's tax positions by:
–inspecting tax rulings and correspondence between the Company and the applicable taxation authorities;
–inspecting transfer pricing studies and information obtained from external tax specialists and legal counsel; and
–comparing our understanding and interpretation of tax laws to the Company's evaluation.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 1992.
Vancouver, Canada
March 8, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:
Opinion on Internal Control Over Financial Reporting
We have audited Methanex Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Methanex Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 8, 2024 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ”Management’s Annual Report on Internal Control Over Financial Reporting” in Management's Discussion and Analysis for the year ended December 31, 2023. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 8, 2024

Consolidated Statements of Financial Position
(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2023	Dec 31 2022
ASSETS
Current assets:
Cash and cash equivalents	$458,015	$857,747
Trade and other receivables (note 3)	533,615	500,925
Inventories (note 4)	426,774	439,771
Prepaid expenses	58,024	38,585
Other assets (note 7)	3,893	39,346
	1,480,321	1,876,374
Non-current assets:
Property, plant and equipment (note 5)	4,411,768	4,155,283
Investment in associate (note 6)	184,249	197,083
Deferred income tax assets (note 16)	152,250	46,353
Other assets (note 7)	197,967	356,387
	4,946,234	4,755,106
	$6,426,555	$6,631,480
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$771,867	$789,200
Current maturities on long-term debt (note 8)	314,716	15,133
Current maturities on lease obligations (note 9)	120,731	108,736
Current maturities on other long-term liabilities (note 10)	94,992	29,548
	1,302,306	942,617
Non-current liabilities:
Long-term debt (note 8)	1,827,085	2,136,380
Lease obligations (note 9)	751,389	761,427
Other long-term liabilities (note 10)	154,918	134,603
Deferred income tax liabilities (note 16)	217,840	226,996
	2,951,232	3,259,406
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2023 were 67,387,492 (2022 - 69,239,136)	391,924	401,295
Contributed surplus	1,838	1,904
Retained earnings	1,514,264	1,466,872
Accumulated other comprehensive income	22,901	241,942
Shareholders’ equity	1,930,927	2,112,013
Non-controlling interests	242,090	317,444
Total equity	2,173,017	2,429,457
	$6,426,555	$6,631,480
Commitments and contingencies (note 22)
See accompanying notes to consolidated financial statements.

Approved by the Board:

Benita Warmbold (Director)	Rich Sumner (Director)

Consolidated Statements of Income
(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2023	2022
Revenue	$3,723,475	$4,311,188
Cost of sales and operating expenses (note 11)	(3,068,072)	(3,446,101)
Depreciation and amortization (note 11)	(391,830)	(372,420)
Egypt gas redirection and sale proceeds (note 26)	—	117,946
Operating income	263,573	610,613
Earnings of associate (note 6)	99,466	76,938
Finance costs (note 12)	(117,366)	(130,752)
Finance income and other	39,938	25,348
Income before income taxes	285,611	582,147
Income tax (expense) recovery (note 16):
Current	(49,924)	(127,578)
Deferred	48,435	7,719
	(1,489)	(119,859)
Net income	$284,122	$462,288
Attributable to:
Methanex Corporation shareholders	$174,140	$353,830
Non-controlling interests (note 24)	109,982	108,458
	$284,122	$462,288
Income per common share for the year attributable to Methanex Corporation shareholders:
Basic net income per common share (note 13)	$2.57	$4.95
Diluted net income per common share (note 13)	$2.57	$4.86
Weighted average number of common shares outstanding (note 13)	67,805,220	71,422,360
Diluted weighted average number of common shares outstanding (note 13)	67,811,615	71,677,484
See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
(thousands of U.S. dollars)

For the years ended December 31	2023	2022
Net income	$284,122	$462,288
Other comprehensive income:
Items that may be reclassified to income:
Change in cash flow hedges and excluded forward element (note 19)	(310,456)	378,287
Realized losses (gains) on foreign exchange hedges reclassified to revenue	3,105	(5,674)
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans (note 21(a))	(2,827)	(726)
Taxes on above items	66,636	(72,440)
	(243,542)	299,447
Comprehensive income	$40,580	$761,735
Attributable to:
Methanex Corporation shareholders	$(69,402)	$653,277
Non-controlling interests (note 24)	109,982	108,458
	$40,580	$761,735
See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity
(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2021	74,774,087	$432,728	$1,928	$1,251,640	($2,720)	$1,683,576	$271,155	$1,954,731
Net income	—	—	—	353,830	—	353,830	108,458	462,288
Other comprehensive income (loss)	—	—	—	(252)	299,699	299,447	—	299,447
Compensation expense recorded for stock options	—	—	110	—	—	110	—	110
Issue of shares on exercise of stock options	16,800	582	—	—	—	582	—	582
Reclassification of grant date fair value on exercise of stock options	—	134	(134)	—	—	—	—	—
Sale of partial interest in subsidiary (note 25)	—	—	—	126,445	—	126,445	22,545	148,990
Payments for repurchase of shares	(5,551,751)	(32,149)	—	(220,836)	—	(252,985)	—	(252,985)
Dividend payments to Methanex Corporation shareholders ($0.620 per common share)	—	—	—	(43,955)	—	(43,955)	—	(43,955)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(84,714)	(84,714)
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(55,037)	(55,037)	—	(55,037)
Balance, December 31, 2022	69,239,136	$401,295	$1,904	$1,466,872	$241,942	$2,112,013	$317,444	$2,429,457
Net income	—	—	—	174,140	—	174,140	109,982	284,122
Other comprehensive loss	—	—	—	(1,976)	(241,566)	(243,542)	—	(243,542)
Compensation expense recorded for stock options	—	—	124	—	—	124	—	124
Issue of shares on exercise of stock options	43,067	1,437	—	—	—	1,437	—	1,437
Reclassification of grant date fair value on exercise of stock options	—	190	(190)	—	—	—	—	—
Payments for repurchase of shares	(1,894,711)	(10,998)	—	(75,394)	—	(86,392)	—	(86,392)
Dividend payments to Methanex Corporation shareholders ($0.730 per common share)	—	—	—	(49,378)	—	(49,378)	—	(49,378)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(185,336)	(185,336)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	22,525	22,525	—	22,525
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(thousands of U.S. dollars)

For the years ended December 31	2023	2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$284,122	$462,288
Deduct earnings of associate	(99,466)	(76,938)
Dividends received from associate	112,318	97,174
Add (deduct) non-cash items:
Depreciation and amortization	391,830	372,420
Income tax expense	1,489	119,859
Share-based compensation expense	34,502	15,398
Finance costs	117,366	130,752
Other	(24,651)	(12,985)
Interest received	21,633	9,590
Income taxes paid	(81,922)	(163,828)
Other cash payments, including share-based compensation	(37,894)	(20,503)
Cash flows from operating activities before undernoted	719,327	933,227
Changes in non-cash working capital (note 17(a))	(59,058)	54,122
	660,269	987,349
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(86,392)	(252,985)
Dividend payments to Methanex Corporation shareholders	(49,378)	(43,955)
Interest paid	(168,636)	(161,816)
Repayment of long-term debt and financing fees (note 8)	(12,280)	(9,151)
Repayment of lease obligations	(118,159)	(105,863)
Distributions to non-controlling interests	(185,336)	(84,713)
Proceeds on issue of shares on exercise of stock options	1,437	582
Restricted cash for debt service accounts	(1,424)	(1,394)
Sale of partial interest in subsidiary (note 25)	—	148,990
Changes in non-cash working capital related to financing activities (note 17(a))	68,750	1,771
	(551,418)	(508,534)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(178,464)	(145,701)
Geismar plant under construction	(269,989)	(431,680)
Changes in non-cash working capital related to investing activities (note 17(a))	(60,130)	24,244
	(508,583)	(553,137)
Decrease in cash and cash equivalents	(399,732)	(74,322)
Cash and cash equivalents, beginning of year	857,747	932,069
Cash and cash equivalents, end of year	$458,015	$857,747
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Year ended December 31, 2023
1. Nature of operations:
Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.
2. Material accounting policies:
a) Statement of compliance:
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 7, 2024.
b) Basis of presentation and consolidation:
These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)), leases (note 2(i)), and income taxes (note 2(q)). Actual results could differ from those estimates.
c) Reporting currency and foreign currency translation:
Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.
d) Cash and cash equivalents:
Cash and cash equivalents include securities with maturities of three months or less when purchased.
e) Receivables:
The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and records provisions for expected credit losses for receivables measured at amortized cost. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value, if not collectible in full, based on expected credit losses. Expected credit losses are based on historic and forward looking customer specific factors including historic credit losses incurred.
f) Inventories:
Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and ocean freight costs for the shipment of product.

g) Property, plant and equipment:
Initial recognition
Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.
Subsequent costs
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.
Depreciation
Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially range up to 25 years depending on the specific asset component and the production facility to which it is related. Right-of-use (leased) assets are depreciated from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.
Recoverability of asset carrying values
Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable (“triggering events”). Examples of such triggering events related to our long-lived assets may include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.
When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.
When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal.
h) Other assets:
Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.
Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.
i) Leases:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
•the contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 20 years for vessels, terminals, equipment, and other items.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels, terminal facilities and rail transport contracts. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
j) Site restoration costs:
The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.
k) Employee future benefits:
The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and transferred to retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees.
l) Share-based compensation:
The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.
For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.
Share appreciation rights ("SARs") are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights ("TSARs") give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.
Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders.
Performance share units ("PSUs") granted from 2019 onwards are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. PSUs vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed ("ROCE") (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate of ROCE over the performance period (using actual ROCE as applicable) to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.
For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-

measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.
Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 14.
m) Net income (loss) per common share:
The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.
Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share.
The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 13.
n) Revenue recognition:
Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met during shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.
By contract, the Company sells all the methanol produced by the Atlas Joint Venture and earns a commission on the sale of the methanol. As the Company obtains title and control of the methanol from the Atlas facility and directs the sale of the methanol to the Company's customers, the Company recognizes the revenue on these sales to customers at the gross amount receivable from the customers based on the Company's revenue recognition policy noted above. Cost of sales is recognized for these sales as the amount due to the Atlas Joint Venture which is the gross amount receivable less the commission earned by the Company.
o) Financial instruments:
All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.
The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.
Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting judgements and estimates due to the complex nature of these products and the potential impact on our financial statements.

p) Fair value measurements:
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19.
q) Income taxes:
Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.
The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time. The differences in judgement in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments.
r) Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
s) Application of new and revised accounting standards:
The Company has adopted the amendments to IAS 1 Presentation of Financial Statements as well as IAS 8 Changes in Accounting Estimates and Errors regarding the disclosure of accounting policies and accounting estimates, and IAS 12, Income Taxes ("IAS 12") regarding deferred tax related to assets and liabilities arising from a single transaction, which were effective for annual periods beginning on January 1, 2023. The amendments did not have a material impact on the Company's consolidated financial statements.
In May 2023, the IASB issued a further amendment to IAS 12, establishing a mandatory exception for recognition and disclosure of deferred taxes related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“Pillar Two rules”). The Pillar Two rules establish a global minimum fifteen percent top-up tax regime and are expected to apply to Methanex beginning in 2024. The Company has applied this mandatory exception in the current period. Refer to note 16 for further disclosure on the expected impact of Pillar Two rules.
t) Anticipated changes to International Financial Reporting Standards:
The following new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2024 are being reviewed to determine the potential impact: amendments to IAS 1, Presentation of Financial Statements regarding the classification of liabilities as current or non-current, IFRS 16, Leases regarding sale-and-leaseback transactions and IAS 7, Statement of Cash Flows regarding supplier finance arrangements.

3. Trade and other receivables:

As at	Dec 31 2023	Dec 31 2022
Trade	$431,602	$407,733
Value-added and other tax receivables	22,292	14,986
Other	79,721	78,206
	$533,615	$500,925

4. Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2023 is $2,860 million (2022 - $3,157 million).

5. Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2023	$3,654,475	$757,293	$4,411,768
Net book value at December 31, 2022	$3,398,805	$756,478	$4,155,283
a) Owned assets:

	Buildings, plant installations and machinery	Plants Under Construction[1]	Ocean vessels	Other	TOTAL
Cost at January 1, 2023	$5,000,999	$1,001,888	$240,867	$140,081	$6,383,835
Additions	174,058	353,609	253	4,153	532,073
Disposals and other	(294,850)	—	(397)	(15,571)	(310,818)
Cost at December 31, 2023	4,880,207	1,355,497	240,723	128,663	6,605,090
Accumulated depreciation at January 1, 2023	2,827,870	—	49,310	107,850	2,985,030
Depreciation	248,783	—	12,080	2,153	263,016
Disposals and other	(281,951)	—	—	(15,480)	(297,431)
Accumulated depreciation at December 31, 2023	2,794,702	—	61,390	94,523	2,950,615
Net book value at December 31, 2023	$2,085,505	$1,355,497	$179,333	$34,140	$3,654,475
1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $150 million (2022: $94 million) of capitalized interest and finance charges.

	Buildings, plant installations and machinery	Plants under construction	Ocean vessels	Other	TOTAL
Cost at January 1, 2022	$4,908,492	$561,860	$240,525	$138,378	$5,849,255
Additions	140,326	440,028	342	1,703	582,399
Disposals and other	(47,819)	—	—	—	(47,819)
Cost at December 31, 2022	5,000,999	1,001,888	240,867	140,081	6,383,835
Accumulated depreciation at January 1, 2022	2,631,268	—	37,271	105,518	2,774,057
Depreciation	248,032	—	12,039	2,332	262,403
Disposals and other	(51,430)	—	—	—	(51,430)
Accumulated depreciation at December 31, 2022	2,827,870	—	49,310	107,850	2,985,030
Net book value at December 31, 2022	$2,173,129	$1,001,888	$191,557	$32,231	$3,398,805

b) Right-of-use (leased) assets:

	Ocean vessels	Terminals and tanks	Other	TOTAL
Cost at January 1, 2023	$846,977	$286,036	$68,701	$1,201,714
Additions	83,333	52,909	5,951	142,193
Disposals and other	(19,589)	(6,504)	(16,031)	(42,124)
Cost at December 31, 2023	910,721	332,441	58,621	1,301,783
Accumulated depreciation at January 1, 2023	245,873	160,163	39,200	445,236
Depreciation	88,040	36,140	6,583	130,763
Disposals and other	(19,589)	—	(11,920)	(31,509)
Accumulated depreciation at December 31, 2023	314,324	196,303	33,863	544,490
Net book value at December 31, 2023	$596,397	$136,138	$24,758	$757,293

	Ocean vessels	Terminals and tanks	Other	TOTAL
Cost at January 1, 2022	$657,774	$258,743	$64,700	$981,217
Additions	232,536	27,293	4,001	263,830
Disposals and other	(43,333)	—	—	(43,333)
Cost at December 31, 2022	846,977	286,036	68,701	1,201,714
Accumulated depreciation at January 1, 2022	214,004	125,494	30,768	370,266
Depreciation	75,586	34,669	8,432	118,687
Disposals and other	(43,717)	—	—	(43,717)
Accumulated depreciation at December 31, 2022	245,873	160,163	39,200	445,236
Net book value at December 31, 2022	$601,104	$125,873	$29,501	$756,478
6. Investment in associate:
a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad and Tobago. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2023	Dec 31 2022
Cash and cash equivalents	$126,392	$24,420
Other current assets[1]	189,062	182,103
Non-current assets	149,354	184,373
Current liabilities[1]	(157,835)	(92,108)
Other long-term liabilities, including current maturities	(135,940)	(107,416)
Net assets at 100%	$171,033	$191,372
Net assets at 63.1%	$107,921	$120,755
Long-term receivable from Atlas[1]	76,328	76,328
Investment in associate	$184,249	$197,083

Consolidated statements of income for the years ended December 31	2023	2022
Revenue[1]	$466,312	$532,456
Cost of sales and depreciation and amortization	(289,705)	(332,999)
Gas contract settlement (b)	75,000	—
Operating income	251,607	199,457
Finance costs, finance income and other	(10,316)	(9,433)
Income tax expense	(83,659)	(68,093)
Net earnings at 100%	$157,632	$121,931
Earnings of associate at 63.1%	$99,466	$76,938
Dividends received from associate	$112,318	$97,174
1     Includes related party transactions between Atlas and the Company (see note 23).

b) Gas contract settlement:
Atlas stand-alone financial results for the year ended December 31, 2023 include a $75 million settlement (Methanex share, $47 million, net of tax, $31 million) related to a historical dispute under an existing gas contract. The amount was received in cash in the fourth quarter of 2023.
c) Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2017 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.

d) Impairment testing:
In Trinidad we announced our intention to idle the Atlas plant when its 20-year legacy natural gas supply arrangement expires in September 2024. The expected idling of the Atlas plant has been identified as an impairment indicator for the Atlas cash generating unit ("Atlas CGU"). The impairment test performed on the Atlas CGU resulted in no impairment provision recognized as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an assumed restart date and an operating period for Atlas aligned to natural gas reserves estimates in Trinidad and Tobago with no terminal value, discounted at an after-tax rate of 16%.
The following table indicates the percentages by which key assumptions would need to change individually for the estimated Atlas CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value
Long-term average realized methanol price	10 percent decrease
Production volumes	15 percent decrease
Gas price	10 percent increase
Discount rate (after-tax)	800 basis points increase

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad and Tobago have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.

7. Other assets:

As at	Dec 31 2023	Dec 31 2022
Cash flow hedges (note 19)	$121,108	$322,748
Chile VAT receivable	17,824	18,343
Restricted cash for debt service and major maintenance of vessels (a)	15,772	14,349
Fair value of Egypt gas supply contract derivative (note 19)	20,402	11,220
Investment in Carbon Recycling International	5,620	5,620
Defined benefit pension plans (note 21)	5,718	3,977
Other	15,416	19,476
Total other assets	201,860	395,733
Less current portion (b)	(3,893)	(39,346)
	197,967	$356,387

a) Restricted cash
The Company holds $15.8 million (2022 - $14.3 million) of restricted cash for the funding of debt service and major maintenance accounts.
b) Current portion of other assets
Other assets presented as current assets as at December 31, 2023 includes $0.5 million for the current portion of the cash flow hedge (see note 19), and $3.4 million of restricted cash for major maintenance, in particular the anticipated major maintenance costs of four vessels.
8. Long-term debt:

As at	Dec 31 2023	Dec 31 2022
Unsecured notes
(i) $300 million at 4.25% due December 1, 2024	$299,283	$298,836
(ii) $700 million at 5.125% due October 15, 2027	694,844	693,649
(iii) $700 million at 5.25% due December 15, 2029	695,824	695,283
(iv) $300 million at 5.65% due December 1, 2044	295,709	295,606
	1,985,660	1,983,374
Other limited recourse debt facilities
(i) 5.58% due through June 30, 2031	56,637	61,978
(ii) 5.35% due through September 30, 2033	65,300	70,312
(iii) 5.21% due through September 15, 2036	34,204	35,849
	156,141	168,139
Total long-term debt[1]	2,141,801	2,151,513
Less current maturities[1]	(314,716)	(15,133)
	$1,827,085	$2,136,380
1  Long-term debt and current maturities are presented net of discounts and deferred financing fees of $16.8 million as at December 31, 2023 (2022 - $19.4 million).

For the year ended December 31, 2023, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $2.6 million (2022 - $2.2 million).

The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Other limited recourse debt facilities	Unsecured notes	Total
2024	$15,367	$300,000	$315,367
2025	13,660	—	13,660
2026	13,796	—	13,796
2027	15,173	700,000	715,173
2028	16,026	—	16,026
Thereafter	84,574	1,000,000	1,084,574
	$158,596	$2,000,000	$2,158,596

The Company has access to a $300 million committed revolving credit facility from a syndicate of highly rated financial institutions expiring in July 2026.
The revolving credit facility is subject to the following significant covenants and default provisions:
i)    the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
ii)    a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
iii)    a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.
The revolving credit facility is secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.
During the year, the Company cancelled the $300 million non-revolving construction facility for the Geismar 3 project. At the time of cancellation, the construction facility was undrawn.
Other limited recourse debt facilities relate to financing for certain of our ocean vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.
Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.
As at December 31, 2023, management believes the Company was in compliance with all covenants related to its long-term debt obligations.
9. Lease obligations:

	2023	2022
Opening lease obligations	$870,163	$717,101
Additions, net of disposals	123,187	262,470
Interest expense	53,418	48,039
Lease payments	(171,577)	(153,901)
Effect of movements in exchange rates and other	(3,071)	(3,546)
Lease obligations at December 31	872,120	870,163
Less: current portion	(120,731)	(108,736)
Lease obligations - non current portion	$751,389	$761,427

The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.
The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2023:

	Lease payments	Interest component	Lease obligations
2024	$172,197	$51,466	$120,731
2025	142,761	45,617	97,144
2026	123,738	39,998	83,740
2027	112,397	34,419	77,978
2028	108,284	28,547	79,737
Thereafter	514,969	102,179	412,790
	$1,174,346	$302,226	$872,120

Variable lease payments and short-term and low value leases
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2023 was $83.8 million (2022 - $81.9 million). Short-term leases are leases with a lease term of twelve months or less while low-value leases are comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2023 were $0.2 million (2022 - $0.2 million).
Extension options
Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $51.8 million (2022 - $53.5 million).

	Lease liabilities recognized (discounted)	Potential future lease payments not included in lease liabilities (undiscounted)
Ocean-going vessels	$662,903	$1,512
Terminals and tanks	174,019	38,987
Other	35,198	11,279
Total	$872,120	$51,778
Leases not yet commenced
As at December 31, 2023, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to undiscounted future cash outflows not reflected in lease liabilities is $68.7 million (2022 - $132.6 million). The leases not yet commenced as at December 31, 2023 related to terminal agreements, railcar agreements, storage tank agreements and the addition of 1 new ocean vessel in 2024 with a 5-year term, replacing an existing ocean vessel lease. The leases not yet commenced as at December 31, 2022 related to terminal agreements, storage tank agreements and 1 ocean vessel lease that commenced in 2023.

10. Other long-term liabilities:

As at	Dec 31 2023	Dec 31 2022
Share-based compensation liability (note 14)	$74,107	$70,569
Site restoration costs	32,596	36,581
Land mortgage	28,014	28,514
Defined benefit pension plans (note 21)	22,691	19,216
Cash flow hedges (note 19)	91,183	6,739
Other	1,319	2,532
	249,910	164,151
Less current maturities	(94,992)	(29,548)
	$154,918	$134,603
Site restoration costs:
The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2023, the total undiscounted amount of estimated cash flows required to settle the liabilities was $50.6 million (2022 - $52.1 million). The movement in the provision during the year is explained as follows:

	2023	2022
Balance at January 1	$36,581	$29,355
New or revised provisions	(5,573)	6,915
Accretion expense	1,588	311
Balance at December 31	$32,596	$36,581
11. Expenses:

For the years ended December 31	2023	2022
Cost of sales	$2,797,794	$3,238,312
Selling and distribution	552,693	498,552
Administrative expenses	109,415	81,657
Total expenses by function	$3,459,902	$3,818,521
Cost of raw materials and purchased methanol	2,329,856	2,789,921
Ocean freight and other logistics	357,495	325,893
Employee expenses, including share-based compensation	243,542	219,012
Other expenses	137,179	111,275
Cost of sales and operating expenses	3,068,072	3,446,101
Depreciation and amortization	391,830	372,420
Total expenses by nature	$3,459,902	$3,818,521

For the year ended December 31, 2023 we recorded a share-based compensation expense of $34.5 million (2022 - expense of $15.4 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.
Included in cost of sales is $466.3 million (2022 - $532.5 million) of cost of sales which are recognized as sales to Methanex in our Atlas equity investee’s statements of income.

12. Finance costs:

For the years ended December 31	2023	2022
Finance costs before capitalized interest	$172,814	$167,066
Less capitalized interest related to Geismar plant under construction	(55,448)	(36,314)
Finance costs	$117,366	$130,752

Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
13. Net income per common share:
Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.
Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the year ended December 31, 2023, and no adjustment was required for the numerator or the denominator. The equity-settled method was more dilutive for the year ended December 31, 2022, and an adjustment was required for both the numerator and denominator.
Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSARs. For the year ended December 31, 2023 and 2022, stock options were dilutive, resulting in an adjustment to the denominator. For the year ended December 31, 2023, TSARs were not dilutive, resulting in no adjustment to the denominator. For the year ended December 31, 2022, TSARs were dilutive, resulting in an adjustment to the denominator.
A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2023	2022
Numerator for basic net income per common share	$174,140	$353,830
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(316)
Equity-settled expense	—	(5,503)
Numerator for diluted net income per common share	$174,140	$348,011
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2023	2022
Denominator for basic net income per common share	67,805,220	71,422,360
Effect of dilutive stock options	6,395	10,108
Effect of dilutive TSARS	—	245,016
Denominator for diluted net income per common share	67,811,615	71,677,484

For the years ended December 31, 2023 and 2022, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2023	2022
Basic net income per common share	$2.57	$4.95
Diluted net income per common share	$2.57	$4.86

14. Share-based compensation:
The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.
As at December 31, 2023, the Company had 4,010,076 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:
All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year from the date of grant. SARs and TSARs units outstanding at December 31, 2023 and 2022 are as follows:

	SARs		TSARs

	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2021	666,256	$45.70	2,380,237	$42.05
Granted	32,730	48.49	266,090	48.49
Exercised	(129,162)	37.17	(290,577)	35.94
Cancelled	(12,900)	55.70	(21,922)	46.45
Expired	(149,237)	55.66	(145,469)	55.82
Outstanding at December 31, 2022	407,687	$44.67	2,188,359	$42.68
Granted	51,160	50.49	169,190	50.49
Exercised	(50,715)	33.85	(336,535)	31.88
Cancelled	(5,600)	53.69	(13,544)	51.36
Outstanding at December 31, 2023	402,532	$46.65	2,007,470	$45.10

Information regarding the SARs and TSARs outstanding as at December 31, 2023 is as follows:

	Units outstanding at December 31, 2023			Units exercisable at December 31, 2023

Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$29.27 to $38.79	3.52	112,962	$32.60	99,800	$31.78
$45.40 to $50.49	2.93	171,010	49.93	98,029	49.96
$54.65 to $78.59	1.39	118,560	55.30	118,560	55.30
	2.64	402,532	$46.65	316,389	$46.23
TSARs
$29.27 to $38.79	3.57	776,194	$33.05	666,922	$32.11
$45.40 to $50.49	3.65	673,316	49.55	330,265	49.62
$54.65 to $78.59	1.66	557,960	56.48	557,960	56.48
	3.07	2,007,470	$45.10	1,555,147	$44.57
The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2023 and 2022 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2023	2022
Risk-free interest rate	4.5%	4.4%
Expected dividend yield	1.6%	1.9%
Expected life of SARs and TSARs (years)	1.4	1.8
Expected volatility	38%	51%
Expected forfeitures	0%	0%
Weighted average fair value (USD per unit)	$10.75	$8.72

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2023 was $26.7 million compared with the recorded liability of $25 million. The difference between the fair value and the recorded liability of $1.7 million will be recognized over the weighted average remaining vesting period of approximately 1.4 years.
For the year ended December 31, 2023, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $10.5 million (2022 - expense of $1.8 million). This included an expense of $6.6 million (2022 - recovery of $3.7 million) related to the effect of the change in the Company’s share price.
b) Deferred, restricted and performance share units (old plan and new plan):
Deferred, restricted and performance share units (old plan and new plan) outstanding as at December 31, 2023 and 2022 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units (new plan)
Outstanding at December 31, 2021	133,418	332,385	689,688
Granted	19,909	104,810	199,430
Performance factor impact on redemption[1]	—	—	(14,796)
Granted in lieu of dividends	2,434	5,561	11,764
Redeemed	—	(82,039)	(119,714)
Cancelled	—	(19,788)	(21,485)
Outstanding at December 31, 2022	155,761	340,929	744,887
Granted	18,417	104,980	179,340
Performance factor impact on redemption[1]	—	—	143,065
Granted in lieu of dividends	2,484	5,267	10,411
Redeemed	(18,962)	(131,398)	(435,035)
Cancelled	—	(8,924)	(11,546)
Outstanding at December 31, 2023	157,700	310,854	631,122
1     Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company's total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2023 and the quarter ended March 31, 2022.

Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2023 was $58.6 million compared with the recorded liability of $48.9 million. The difference between the fair value and the recorded liability of $9.7 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.
For the year ended December 31, 2023, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $23.9 million (2022 - expense of $13.5 million). This included an expense of $8.8 million (2022 - recovery of $3.4 million) related to the effect of the change in the Company’s share price.

15. Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
During the years ended December 31, 2023 and 2022, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South America	South Korea	Other Asia	Canada	TOTAL
2023	$1,042,723	$722,578	$574,951	$428,617	$391,821	$387,373	$175,412	$3,723,475
	28%	19%	15%	12%	11%	10%	5%	100%
2022	$1,105,610	$830,507	$657,495	$458,989	$542,646	$518,901	$197,040	$4,311,188
	26%	19%	15%	11%	13%	12%	4%	100%

As at December 31, 2023 and 2022, the net book value of property, plant and equipment by geographic region, and the Company's shipping business, was as follows:

Property, plant and equipment [1]	United States	Egypt	New Zealand	Canada	Chile	Trinidad	Waterfront Shipping	Other	TOTAL
December 31, 2023	$2,537,515	$520,497	$232,831	$157,483	$113,789	$43,835	$775,729	$30,089	$4,411,768
December 31, 2022	$2,211,333	$564,454	$211,544	$165,783	$102,467	$70,432	$792,016	$37,254	$4,155,283
1 Includes right-of-use (leased) assets.
16. Income and other taxes:
a) Income tax (expense) recovery:

For the years ended December 31	2023	2022
Current tax (expense) recovery:
Current period before undernoted items	$(64,679)	$(127,254)
Adjustments to prior years including resolution for certain outstanding audits	14,755	(324)
	(49,924)	(127,578)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	46,982	9,589
Adjustments to prior years including resolution for certain outstanding audits	6,904	(400)
Changes in tax rates	(5,828)	(23)
Impact of foreign exchange and other	377	(1,447)
	48,435	7,719
Total income tax expense	$(1,489)	$(119,859)

b) Reconciliation of the effective tax rate:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2023	2022
Income before income taxes	$285,611	$582,147
Deduct earnings of associate	(99,466)	(76,938)
	186,145	505,209
Canadian statutory tax rate	24.5%	24.5%
Income tax expense calculated at Canadian statutory tax rate	(45,606)	(123,776)
Decrease (increase) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	27,260	1,346
Utilization of unrecognized loss carryforwards and temporary differences	7,381	7,077
Impact of tax rate changes	(5,828)	(23)
Impact of foreign exchange	5,287	3,783
Other business taxes	(13,943)	(11,065)
Impact of items not taxable for tax purposes	2,373	3,624
Adjustments to prior years including resolution for certain outstanding audits	21,658	(724)
Other	(71)	(101)
Total income tax expense	$(1,489)	$(119,859)
c) Net deferred income tax assets and liabilities:
(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets is as follows:

As at		Dec 31, 2023			Dec 31, 2022
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$(363,644)	$(189,646)	$(173,998)	$(403,505)	$(230,756)	$(172,749)
Right-of-use assets	(35,883)	(28,299)	(7,584)	(33,477)	(26,486)	(6,991)
Repatriation taxes	(109,186)	(7)	(109,179)	(106,989)	—	(106,989)
Other	(31,630)	(9,259)	(22,371)	(78,305)	(60,850)	(17,455)
	(540,343)	(227,212)	(313,131)	(622,276)	(318,092)	(304,184)
Non-capital loss carryforwards	358,774	321,602	37,172	353,986	322,608	31,378
Lease obligations	48,633	37,854	10,779	46,438	35,957	10,481
Share-based compensation	16,391	651	15,740	17,068	2,096	14,972
Other	50,955	19,355	31,600	24,141	3,784	20,357
	474,753	379,462	95,291	441,633	364,445	77,188
Net deferred income tax assets (liabilities)	$(65,590)	$152,250	$(217,840)	$(180,643)	$46,353	$(226,996)

As at December 31, 2023, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

	Dec 31 2023
	Gross amount	Tax effect
Expire
Losses generated in 2015 (expires 2035)	$282,437	$62,136
Losses generated in 2016 (expires 2036)	432,581	95,168
Losses generated in 2017 (expires 2037)	234,941	51,687
	949,959	208,991
No expiry
Losses generated in 2019	255,244	56,154
Losses generated in 2020	121,321	26,691
Losses generated in 2023	29,235	6,432
Total non-capital loss carryforwards	$1,355,760	$298,267

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period.
As at December 31, 2023 the Company had $201 million (2022 - $231 million) of deductible temporary differences in the United States that have not been recognized.
As at December 31, 2023, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Trinidad. The loss carryforwards total $82 million (2022 - $70 million), which result in a deferred income tax asset of $29 million (2022 - $24 million). The losses generated in Trinidad may be carried forward indefinitely against future taxable income.
As at December 31, 2023, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in New Zealand. The loss carryforwards total $25 million (2022 - $7 million), which result in a deferred income tax asset of $7 million (2022 - $2 million). The losses generated in New Zealand may be carried forward indefinitely against future taxable income.
As at December 31, 2023, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Canada. The loss carryforwards total $123 million (2022 - $121 million), which result in a deferred income tax asset of $30 million (2022 - $30 million). The losses were generated in 2020 and can be carried forward 20 years against future taxable income.
(ii) Analysis of the change in deferred income tax assets and liabilities:

		2023			2022
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(180,643)	$46,353	$(226,996)	$(114,536)	$98,169	$(212,705)
Deferred income tax recovery (expense) included in net income	48,435	40,159	8,276	7,719	22,578	(14,859)
Deferred income tax recovery (expense) included in other comprehensive income	66,636	65,738	898	(72,440)	(74,394)	1,954
Other	(17)	—	(17)	(1,386)	—	(1,386)
Balance, December 31	$(65,590)	$152,250	$(217,840)	$(180,643)	$46,353	$(226,996)

International Tax Reform — Pillar Two Rules
Pillar Two rules were published by the Organization for Economic Co-operation and Development and establish a global minimum fifteen percent top-up tax regime. Under currently proposed legislation, Pillar Two rules are expected to be implemented in Canada and be effective for tax years beginning January 1, 2024. The Company is in scope of the proposed legislation and has performed a preliminary assessment of the potential exposure to to-up taxes that would apply based on our historical financial results in the jurisdictions in which we operate. Based on the assessment, we do not expect to have a material exposure to Pillar Two top-up taxes.

17. Supplemental cash flow information:
a) Changes in non-cash working capital:
Changes in non-cash working capital for the years ended December 31, 2023 and 2022 were as follows:

For the years ended December 31	2023	2022
Changes in non-cash working capital:
Trade and other receivables	$(32,690)	$50,442
Inventories	12,997	19,785
Prepaid expenses	(19,439)	(2,622)
Trade, other payables and accrued liabilities	(17,333)	(46,751)
	(56,465)	20,854
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid and interest received	6,027	59,283
Changes in non-cash working capital having a cash effect	$(50,438)	$80,137
These changes relate to the following activities:
Operating	$(59,058)	$54,122
Financing	68,750	1,771
Investing	(60,130)	24,244
Changes in non-cash working capital	$(50,438)	$80,137

b) Reconciliation of movements in liabilities to cash flows arising from financing activities:

	Long term debt (note 8)	Lease obligations (note 9)
Balance at December 31, 2022	$2,151,513	$870,163

Changes from financing cash flows
Repayment of long-term debt and financing fees	(12,280)	—
Payment of lease obligations	—	(118,159)
Total changes from financing cash flows	(12,280)	(118,159)

Liability-related other changes
Finance costs	2,568	—
New lease obligations	—	123,187
Other	—	(3,071)
Total liability-related other changes	2,568	120,116
Balance at December 31, 2023	$2,141,801	$872,120

18. Capital disclosures:
The Company’s objective in managing liquidity and capital is to safeguard the Company’s ability to continue as a going concern and to provide financial capacity and flexibility to meet its strategic objectives, with a focus on cash preservation and liquidity.

As at	Dec 31 2023	Dec 31 2022
Liquidity:
Cash and cash equivalents	$458,015	$857,747
Undrawn credit facility	300,000	300,000
Undrawn G3 construction facility	—	300,000
Total liquidity	$758,015	$1,457,747
Capitalization:
Unsecured notes, including current portion	1,985,660	1,983,374
Other limited recourse debt facilities, including current portion	156,141	168,139
Total debt	2,141,801	2,151,513
Non-controlling interests	242,090	317,444
Shareholders’ equity	1,930,927	2,112,013
Total capitalization	$4,314,818	$4,580,970
Total debt to capitalization [1]	50%	47%
Net debt to capitalization [2]	44%	35%
1     Total debt (including Other limited recourse debt facilities) divided by total capitalization.
2     Total debt (including Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.
The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.
The Company has access to a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions expiring in July 2026. The credit facility is subject to certain financial covenants (note 8). During the year ended December 31, 2023, the Company cancelled the $300 million non-revolving construction facility for the Geismar 3 plant.
19. Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2023	Dec 31 2022
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$121,108	$322,748
Fair value of Egypt gas supply contract derivative [2]	20,402	11,220
Financial assets not measured at fair value:
Cash and cash equivalents	458,015	857,747
Trade and other receivables, excluding tax receivable	514,739	488,184
Restricted cash included in other assets	15,772	14,349
Total financial assets [3]	$1,130,036	$1,694,248
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$91,653	$8,466
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	672,237	656,010
Lease obligations, including current portion	872,120	870,163
Long-term debt, including current portion	2,141,801	2,151,513
Land mortgage	28,014	28,514
Total financial liabilities	$3,805,825	$3,714,666
1     The Geismar natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.
2 The Egypt natural gas supply contract is measured at fair value using a Monte-Carlo model classified within Level 3 of the fair value hierarchy.
3     The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2023, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.

North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, Henry Hub, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. No hedge ineffectiveness has been recognized in 2023 or 2022.

As at	Dec 31 2023	Dec 31 2022
Maturities	2024-2032	2023-2032
Notional quantity [1]	347,190	307,900
Notional quantity per day, annualized [1]	50 - 170	50 - 150
Notional amount	$1,183,319	$1,014,264
Net fair value	$29,925	$316,008
1    In thousands of Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the audited consolidated statements of financial position is as follows:

As at	Dec 31 2023	Dec 31 2022
Other current assets	$470	$32,768
Other non-current assets	120,638	289,979
Other current liabilities	(60,532)	(317)
Other long-term liabilities	(30,651)	(6,422)
Net fair value	$29,925	$316,008

For the year ended December 31, 2023, the Company reclassified a loss of $22.5 million (2022 - gain of $55.0 million) for natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2023 or 2022.
As at December 31, 2023, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 12.2 million euros (2022 - 21.1 million euros). The euro contracts had a negative fair value of $0.5 million included in current liabilities (2022 - negative fair value of $1.7 million included in current liabilities).
For the year ended December 31, 2023, the Company reclassified a loss of $3.1 million (2022 - gain of $5.7 million) for foreign currency hedge settlements from other comprehensive income.
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

For the years ended December 31	2023	2022
Change in fair value of cash flow hedges	$(276,619)	$(27,742)
Forward element excluded from hedging relationships	(33,837)	406,029
	$(310,456)	$378,287
Fair value - Level 2 instruments
The table below shows the nominal cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2023	Dec 31 2022
Within one year	$65,034	$2,050
1-3 years	17,771	7,132
3-5 years	5,537	—
More than 5 years	11,378	—
	$99,720	$9,182

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices, which are adjusted for credit risk.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated investment-grade counterparties. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $121.1 million as at December 31, 2023 (2022 - $322.7 million).
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2023		December 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$2,156,534	$2,063,661	$2,168,585	$1,953,932

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.
Fair value - Level 3 instrument
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company ("EGAS"), a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of the amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At December 31, 2023 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $20.4 million (2022 - $11.2 million) recorded in Other assets. Changes in fair value of the contract are recognized in Finance income and other.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+/-7 million
Methanol price forecast	$300 - $415 per MT	+/- $25 per MT	$-5/+7 million
Discount rate	7.6%	+/- 1%	$-/+1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

20. Financial risk management:
a) Market risks:
The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk
The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company's future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.
Natural gas price risk
Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad and Tobago, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas financial hedges in Geismar to manage its exposure to natural gas price risk.
Interest rate risk
Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates. The Company’s interest rate risk exposure is mainly related to the undrawn credit facility.

As at	Dec 31 2023	Dec 31 2022
Fixed interest rate debt:
Unsecured notes	$1,985,660	$1,983,374
Other limited recourse debt facilities	156,141	168,139
	$2,141,801	$2,151,513

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $100.5 million as of December 31, 2023 (2022 - $104.8 million).
Foreign currency risk
The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.
The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.
Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Chinese yuan, euros, and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2023, the Company had a net working capital asset of $74.4 million in non U.S. dollar currencies (2022 - $69.9 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $7.4 million (2022 - $7.0 million).
b) Liquidity risks:
Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2023, the Company had a strong liquidity position including a cash and cash equivalents balance of $458 million. In addition, the Company has access to a $300 million committed undrawn revolving credit facility.
In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.
The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2023	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables [1]	$659,723	$659,723	$659,723	$—	$—	$—
Lease obligations [2]	872,120	1,174,346	172,197	266,499	220,681	514,969
Other long-term liabilities[2]	28,014	53,348	2,200	4,400	4,400	42,348
Long-term debt [2]	2,141,801	2,932,911	425,953	220,901	879,530	1,406,527
Cash flow hedges [3]	91,653	99,720	65,034	17,771	5,537	11,378
	$3,793,311	$4,920,048	$1,325,107	$509,571	$1,110,148	$1,975,222
1     Excludes tax, accrued interest and euro foreign currency hedges.
2     Contractual cash flows include contractual interest payments related to debt obligations and lease obligations.
3 The expected cash flows of hedges are based on current valuations of the expected settlement amounts, which will fluctuate at settlement dependent on the market prices at the future settlement dates
c) Credit risks:
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.
Trade credit risk
Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2023 substantially all of the trade receivables were classified as current.
Cash and cash equivalents
To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.
Derivative financial instruments
The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.
To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

21. Retirement plans:
a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2023	Dec 31 2022
Accrued benefit obligations:
Balance, beginning of year	$53,586	$62,208
Current service cost	2,246	2,329
Past service cost	2,479	—
Interest cost on accrued benefit obligations	2,549	2,007
Benefit payments	(4,280)	(5,760)
Settlements	(3,738)	—
Actuarial (gain) loss	2,074	(4,047)
Foreign exchange (gain) loss	265	(3,151)
Balance, end of year	55,181	53,586
Fair values of plan assets:
Balance, beginning of year	38,347	46,608
Interest income on assets	1,901	1,221
Contributions	5,687	4,457
Benefit payments	(4,280)	(5,760)
Settlements	(3,680)	—
Return on plan assets	(705)	(5,173)
Foreign exchange gain (loss)	938	(3,006)
Balance, end of year	38,208	38,347
Unfunded status	16,973	15,239
Minimum funding requirement	—	—
Defined benefit obligation, net	$16,973	$15,239

The net defined benefit obligation above is comprised of unfunded retirement obligations and funded retirement net assets from defined benefit pension plans, as follows:
The Company has an unfunded retirement obligation of $20.2 million as at December 31, 2023 (2022 - obligation of $19.2 million) for its employees in Chile that will be funded in accordance with Chilean law. The Company also has an unfunded retirement obligation of $2.5 million as at December 31, 2023 (2022 - nil) for its employees in Egypt. The accrued benefits for the unfunded retirement arrangement in Chile and Egypt are paid when an employee leaves the Company in accordance with the plan terms and country regulations.The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation of $11.3 million in Chile and $0.1 million in Egypt for 2024. Actual benefit payments in future periods will fluctuate based on employee retirements.
The Company has a net funded retirement asset of $5.3 million as at December 31, 2023 (2022 - $3.6 million) for certain employees and retirees in Canada and a net funded retirement asset of $0.4 million as at December 31, 2023 (2022 - asset of $0.4 million) in Europe. The Company estimates that it will make no additional contributions relating to its defined benefit pension plan in Canada and that it will make additional contributions relating to its defined benefit pension plan in Europe of $0.5 million in 2024.
These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 7 years.

The Company’s net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2023 and 2022 is as follows:

For the years ended December 31	2023	2022
Net defined benefit pension plan expense:
Current service cost	$2,246	$2,329
Past service cost	2,479	—
Net interest cost	648	786
Cost of settlement	(58)	—
Total net defined benefit pension plan expense	$5,315	$3,115

The Company’s current year actuarial losses, recognized in the consolidated statements of comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

For the years ended December 31	2023	2022
Actuarial loss	$(2,827)	$(726)

The Company had no minimum funding requirement for the years ended December 31, 2023 and 2022.
The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2022 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2025.
The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2023, the weighted average discount rate for the defined benefit obligation was 5.3% (2022 - 5.1%). A change of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in a change to the defined benefit obligation of approximately $3.6 million.
The asset allocation for the defined benefit pension plan assets as at December 31, 2023 and 2022 is as follows:

As at	Dec 31 2023	Dec 31 2022
Equity securities	15%	20%
Debt securities	52%	49%
Cash and other short-term securities	33%	31%
Total	100%	100%

The fair value of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair value of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.
b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2023 was $11.0 million (2022 - $9.7 million).

22. Commitments and contingencies:
a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants and Geismar 3 project up to 2044. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2023

2024	2025	2026	2027	2028	Thereafter
$438,284	$517,793	$324,251	$254,155	$215,417	$923,105

Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.
The natural gas supply contracts for our facilities in New Zealand, Trinidad and Tobago, Egypt and certain contracts in Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.
b) Other commitments:
The Company has future minimum payments relating primarily to short-term vessel charters, terminal facilities, and other commitments that are not leases, as follows:

As at December 31, 2023

2024	2025	2026	2027	2028	Thereafter
$94,534	$4,665	$1,314	$560	$358	$1,183
Refer to note 9 for a summary of lease commitments.
c) Purchased methanol:
The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 0.6 million tonnes per year of methanol offtake supply when Egypt operates at capacity and 0.6 million tonnes per year of methanol offtake supply for Atlas. The offtake commitment for Atlas for 2024 will be reduced to 0.4 million tonnes of supply due to the facility running only until September 2024, when the legacy gas supply agreement expires. As at December 31, 2023, the Company also had commitments to purchase methanol from other suppliers for approximately 0.8 million tonnes for 2024. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

23. Related parties:
The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2023	Dec 31 2022
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Services (Shanghai) Co., Ltd.	China	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. ("Methanex Egypt")	Egypt	Production	50%	50%
Methanex Chile SpA	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad and Tobago	Production	100%	100%
Methanex USA LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Methanex Geismar III LLC	United States	Geismar 3 project development	100%	100%
Waterfront Shipping Limited [1]	Canada	Shipping	60%	60%
Significant joint ventures:
Atlas Methanol Company Unlimited [2]	Trinidad and Tobago	Production	63.1%	63.1%
1     On February 1, 2022, we closed the shipping partnership with Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL acquired a 40% minority interest in Waterfront Shipping Limited.
2     Summarized financial information for the investment in Atlas is disclosed in note 6.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2023 of $466 million (2022 - $532 million) is a related party transaction included in cost of sales of the Company as Methanex has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2023 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $74 million (2022 - $73 million), and payables to Atlas of $172 million (2022 - $198 million). The Company has total loans outstanding to Atlas as at December 31, 2023 of $76 million (2022 - $76 million) which are unsecured and due at maturity.
Remuneration to non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2023	2022
Short-term employee benefits	$9,034	$11,760
Post-employment benefits	681	656
Other long-term employee benefits	59	52
Share-based compensation expense [1]	10,046	6,142
Total	$19,820	$18,610
1  Balance includes realized and unrealized expenses and recoveries from share-based compensation awards granted.

 24. Non-controlling interests:
Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at		Dec 31, 2023			Dec 31, 2022
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited [1]	Total
Current assets	$129,320	$154,308	$283,628	$133,499	$180,227	$313,726
Non-current assets	521,708	791,512	1,313,220	557,484	806,079	1,363,563
Current liabilities	(123,969)	(185,459)	(309,428)	(56,689)	(112,085)	(168,774)
Non-current liabilities	(101,810)	(718,915)	(820,725)	(104,101)	(744,936)	(849,037)
Net assets	425,249	41,446	466,695	530,193	129,285	659,478
Carrying amount of Methanex non-controlling interests	$214,568	$27,522	$242,090	$251,949	$65,495	$317,444

For the years ended December 31		2023			2022
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited [1]	Total
Revenue	$258,782	$670,834	$929,616	$212,339	$576,810	$789,149
Net and total comprehensive income	55,428	129,411	184,839	107,375	67,670	175,045
Net and total comprehensive income attributable to Methanex non-controlling interests	56,310	53,672	109,982	77,133	31,325	108,458
Sale of partial interest in non-controlling interests and equity contributions by non-controlling interest	$—	$—	$—	$—	$22,545	$22,545
Distributions made and accrued to non-controlling interests	$(93,696)	$(91,640)	$(185,336)	$(75,996)	$(8,718)	$(84,714)

For the years ended December 31		2023			2022
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited [1]	Total
Cash flows from operating activities	$131,667	$251,290	$382,957	$226,647	$94,355	$321,002
Cash flows from (used in) financing activities	(99,490)	(300,824)	(400,314)	(152,806)	(52,796)	(205,602)
Cash flows from (used in) investing activities	$(5,560)	$2,686	$(2,874)	$(35,110)	$215	$(34,895)
1    On February 1, 2022, we closed the shipping partnership with Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL acquired a minority interest in Waterfront Shipping Limited.
25. Sale of interest in subsidiary:
In 2022, the Company completed the sale of a 40% equity interest in Waterfront Shipping Limited ("WFS") for cash proceeds of approximately $149 million. The sale reduces the Company's interest in WFS to 60% while retaining control of the consolidated WFS group of companies. The sale has been accounted for as a transaction between equity holders as Methanex controls WFS before and after the transaction and the $126 million gain on sale has been reflected as an increase in shareholders' equity.
26. Egypt gas redirection and sale proceeds:
In 2022, the Company entered into an agreement to redirect and sell the Egypt plant's contracted natural gas during an extended turnaround for a three-month period.
The Company has recognized $118 million ($59 million - attributable to Methanex) for the year ended December 31, 2022 to redirect and sell the contracted natural gas during the diversion period.